December 22, 2006

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stryker Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 000-09165

Dear Mr. James:

This letter is in response to your letter dated November 30, 2006, which was received on December 13, 2006.  Your letter requested certain information in response to comments set forth therein with respect to Stryker Corporation's (the Company) filings listed above.  Each of your comments is addressed separately below.  For your convenience, we have restated your original comment prior to our response.  In our response, we have indicated that certain changes will be incorporated into our future filings.  Please note the Company's change of address for future correspondence.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements and Supplementary Data, page 36

Note 4.  Acquisitions, page 46

1)   We note your response to prior comment 10 and the disclosure included on page 19 of your Form 10-Q for the period ended September 30, 2006.  Please revise future filings to provide the disclosures previously requested for each significant IPR&D project acquired, including a discussion of the status of development at the date of acquisition and projected costs to complete the project.

      The Company believes that its disclosure in the Form 10-Q for the quarterly period ended September 30, 2006 provides sufficient information on the status of both development at the date of the Sightline acquisition and efforts for completion of that project in response to prior comment 10.

For the nine months ended September 30, 2006, the Company had invested approximately $1.9 million in this project, representing less than 0.3% of pre-tax earnings for that period.  Management

December 22, 2006

anticipates that the future costs to complete this project will approximate $7.2 million through the second quarter of 2007.  Given the immateriality of the amounts incurred through September 30, 2006 and estimated to complete this project, the Company believes that the disclosures made in its most recent filing are in compliance with the request made in prior comment 10.  Subject to changes in circumstances, the Company will include a statement in its future filings that both the costs incurred to date and the projected costs to complete the IPR&D project are immaterial.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2)   Please refer to prior comment 1.  On page 14 you include certain forecasted non-GAAP financial information, such as "projected adjusted diluted net earnings per share," which you did not identify or discuss in your introductory paragraph on page 13.  Further, you did not provide the reconciliation required by Item 10(e) of Regulation S-K.  With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure.  If the GAAP financial measure is not accessible on a forward-looking basis, disclose that fact and provide reconciling information that is available without an unreasonable effort.  In addition, identify information that is unavailable and disclose its probable significance.  Please revise future filings to comply.

The Company identified  "adjusted diluted net earnings per share" as a non-GAAP financial measure in the introductory paragraph of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) on page 13 of the Form 10-Q for the quarterly period ended September 30, 2006.  Management does not believe that a projection of a previously defined non-GAAP financial measure creates an additional non-GAAP financial measure to be identified.  In future filings, subject to changes in circumstances, the Company will expand its disclosure in accordance with Regulation G and Item 10(e) of Regulation S-K to include all reconciliations between GAAP and non-GAAP financial measures as follows (using a revised version of the disclosure made on page 14 of the Form 10-Q for the quarterly period ended September 30, 2006 as an example):

The Company projects diluted net earnings per share for 2006 of $1.89, representing a 20.4% increase over diluted net earnings per share of $1.57 for the year ended December 31, 2005.  The Company continues to project adjusted diluted net earnings per share for 2006 of $2.02, excluding the $0.13 per share charge to write off purchased in-process research and development associated with the acquisition of Sightline during the first quarter of 2006.  The projection represents a 21.0% increase over adjusted diluted net earnings per share of $1.67 in 2005, excluding the $0.07 and $0.04 per share charges to recognize income tax expense associated with the repatriation of foreign earnings and to write off purchased in-process research and development associated with the acquisition of PlasmaSol Corp. (PlasmaSol), a private development-stage company, respectively.

3)   We note that you present a non-GAAP financial measure for adjusted diluted net earnings per share in 2005 on page 14 without the reconciliation required by Item 10(e) of Regulation S-K.  Please revise future filings to provide all of the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP financial measure presented.

      Please see response to comment 2.

December 22, 2006

4)   Please refer to prior comment 1.  We note your revised disclosure in the September 30, 2006 Form 10-Q.  In future filings, please revise to provide a more specific and substantive discussion for each non-GAAP measure presented disclosing the reasons why your management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your results of operations.  It should be clear from your discussion what types of items management has included or excluded from the GAAP financial measure and why.  The explanation should also be consistent with the actual adjusting items presented in the reconciliation.  You should also include, to the extent material, the additional purposes, if any, for which your management uses the non-GAAP financial measure.  Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.  Please revise future filings to comply.

       The Company will expand its future filings as follows:

Throughout this discussion, references are made to the following non-GAAP financial measures:  "constant currency", "adjusted net earnings", "adjusted basic net earnings per share" and "adjusted diluted net earnings per share".  These financial measures do not replace the presentation of the Company's reported financial results under generally accepted accounting principles (GAAP). The Company has provided these supplemental non-GAAP financial measures because they provide meaningful information regarding the Company's results on a consistent and comparable basis for the periods presented.  Management primarily utilizes sales and earnings performance metrics when evaluating the results of the Company's business segments.  In order to measure these metrics on a comparable basis it is necessary to remove the impact of changes in foreign currency exchange rates when measuring sales results and to exclude certain charges that affect the comparability of operating results and the trend of earnings.  Management also uses these non-GAAP financial measures for analyzing potential future business trends in connection with its budget process.  In addition, the Company believes investors will utilize this information to evaluate period-to-period results on a comparable basis and to better understand potential future operating results.  The Company encourages investors and other users of these financial statements to review its Consolidated Financial Statements and other publicly filed reports in their entirety and not to rely solely on any single financial measure.

December 22, 2006

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information.  If you should require further information, please do not hesitate to contact me at (269) 385-7323.

Sincerely,

/s/ DEAN H. BERGY

Dean H. Bergy

Vice President and Chief Financial Officer

cc.        Stephen P. MacMillan

            President and Chief Executive Officer